  CHARGE ENTERPRISES, INC.
125 Park Avenue, 25th Floor
New York, NY 10017

June 11, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attention: Robert Shapiro

     Joel Parker

     Cara Wirth

     Mara Ransom

Re:
Charge Enterprises, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2021
File No. 333-25073

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Charge Enterprises, Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 28, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 1 to Registration Statement on Form S-1 on May 14, 2021

Risk Factors
Risks Related to Our Business
Our limited operating history may make it difficult…page 13

1.
We note your amended disclosure in response to comment 5 and reissue it in part. Please revise to include any material risks related to your ability to operate with limited experience in each of your three distinct lines of business.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the Registration Statement in accordance with the comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 38

2.
We note your revised presentation of your sources and uses of cash for the year ended December 31, 2019 in response to comment 9. Your discussion of your sources and uses of cash for the most current period ended December 31, 2020 should include an analysis of cash flows from operating activities, investing activities and financing activities. In addition, your liquidity discussion should discuss the company's ability to generate sufficient cash flows for the next twelve months to meet your operating needs, working capital requirements and other financial commitments, or the company's plans for obtaining financing to meet your liquidity needs. Refer to Item 303(b)(1)(i) and (ii) of Regulation S-K and Section IV of SEC Release No. 33-8350.
RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the Registration Statement in accordance with the comment.

Charge Enterprises, Inc. Consolidated Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 12. Equity
Private Placement, page F-24

3.
Please tell us and disclose how you derived the $0.25 issuance price of the 8.7 million shares issued in the private placement and how such price compared to the trading price of your common stock.

RESPONSE:
The Company has revised disclosure in the Registration Statement to disclose how it derived the $0.25 issuance price of the 8.7 million shares issued in the private placement and how such price compared to the trading price of its common stock.

PTGi International Carrier Services, Inc. and Subsidiaries
Financial Statements for the Periods Ended September 30, 2020 and 2019
Consolidated Statements of Operations, page F-47

4.
We note your response to comment 16. Please revise your presentation to include a provision for income taxes for the periods presented and disclose the reasons for significant variations in the customary relationship between income tax expense and pretax accounting income. Refer to ASC 740-270 and Staff Accounting Bulletin (SAB) Topic 1B.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the Registration Statement to provide the disclosure and provision for income taxes in accordance with the comment.

Audited Financial Statements for the Years Ended December 31, 2019 and 2018
Consolidated Statements of Changes in Stockholders’ Equity, page F-63

5.
We note your response to comment 17 regarding the $190.4 million equity adjustment for a capital contribution made by the prior parent of PTGi. Please add disclosure in the notes to the consolidated financial statement for PTGi that describes the nature of this equity transaction.

RESPONSE:	The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the notes to the consolidated statement for PTGi in accordance with the comment.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-65

6.
We note your response to comment 18. As previously requested, please explain the economics of the bilateral relationships with customers, including the price you pay to purchase access to the customer supply routes and the price you charge back to the same customer. In addition, quantify the revenues and expenses generated from contracts under these bilateral relationships.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the Registration Statement to provide the disclosure regarding the economics of the bilateral relationships with customers, and to quantify the revenues and expenses generated from contracts under these bilateral relationships.

Exhibits and Financial Statement Schedules, page II-4

7.
Please provide an active hyperlink directly to each exhibit. Refer to Item 601(a)(2) of Regulation S-K. Also, please ensure that your exhibit list properly reflects the exhibits you have filed to date. For example, this amendment indicates that you have filed exhibits 3.5 and 10.18, however, neither of these exhibits were filed with this amendment.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated the Registration Statement’s exhibit list to provide active hyperlinks to each exhibit in accordance with the comment.

8. We note your amended disclosure in response to prior comment 13. We also note that your Bylaws are silent with respect to claims brought under the Exchange Act. Please revise to ensure that the exclusive forum provision in your Bylaws address how you will treat claims brought under the Exchange Act, or in the alternative, tell us how you will inform investors in future filings.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that it has included disclosure in Registration Statement that the Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 36

9. Please address the following items regarding your auditor consents:
● The consent of Accell Audit & Compliance, P.A. and K.K. Mehta CPA Associates PLLC do not include the audited financial statements for the year ended December 31, 2018 which are included in the filing.
● Include an updated consent from Seligson & Giannattasio for the PTGi International Carrier Services, Inc. audited financial statements for the year ended December 31, 2019 and 2018.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the revised and/or updated consents from Accell Audit & Compliance, P.A. and K.K. Mehta CPA Associates PLLC, as well as Seligson & Giannattasio, have been included with the filing.

General

10.We note that your Investment Division aims to "invest in opportunities that would complement our two operating divisions in addition to marketable securities, including money markets funds and other listed securities." We also note your risk factor on page 18, which states that you do not believe that you are an investment company under the Investment Company Act of 1940. Given your stated intent to devote a portion of your business to investments, please enhance your disclosure to explain how you intend to do so without running afoul of the Investment Company Act and tell us whether any exemptions or exclusions apply. Also, please describe the nature of the advisory arrangement you have with Korr Acquisition Group, Inc. for this aspect of your business, as you mention on page 51.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that the Company has modified the Registration Statement to provide disclosure regarding how it intends devote a portion of its business to investments without running afoul of the Investment Company Act, and to describe the nature of the advisory arrangement it has with Korr Acquisition Group, Inc. for this aspect of its business.

11. Please present a pro forma combined statement of operations of Charge Enterprises, Inc. for the year ended December 31, 2020 as if the acquisitions of PGTI International Carrier Services, Inc. and GetCharged, Inc. occurred on January 1, 2020 with the required explanatory notes.  Please refer to Rules 11-01 and 11-02 of Regulation S-X.

RESPONSE:
The Company acknowledges the Staff’s comment and advises the Staff that it has included the pro forma combined statement of operations of Charge Enterprises, Inc. for the year ended December 31, 2020 as if the acquisitions of PGTI International Carrier Services, Inc. and GetCharged, Inc. occurred on January 1, 2020 with the required explanatory notes.

****
If you have any further comments and/or questions, please contact the undersigned at (212) 921-2100 or Richard Friedman, Esq. or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Sincerely,

\s\ Andrew Fox
By: Andrew Fox
Title: Chief Executive Officer